UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 29, 2025

Worthy Property Bonds 2, Inc.

(Exact name of issuer as specified in its charter)

Florida

(State or other jurisdiction of organization)

11175 Cicero Dr., Suite 100, Alpharetta, GA 30022

(Full mailing address of principal executive offices)

(678) 646-6791

(Issuer’s telephone number, including area code)

Item 3. Material Modification to Rights of Securityholders.

Worthy Property Bonds 2, Inc. (the “Company”) filed an Offering Statement on Form 1-A (SEC File No. 024-12206) (the “Offering Statement”), relating to the offer and sale by the Company of up to $75,000,000 of Worthy Property 2 Bonds (the “Bonds”), which was qualified by the Securities and Exchange Commission (“SEC”) on February 7, 2025.

The Offering Statement, and related Offering Circular (the “Offering Circular”), provide that the annual interest rate payable by the Company under the Bonds will be 7% APY until January 1, 2026, at which point the annual interest rate payable by the Company under the Bonds would be reduced to 6% APY, the base rate.

The purpose of this Current Report is to disclose that the Company’s Board of Directors has determined that the annual interest rate payable by the Company under the Bonds, effective as of January 1, 2026, will be set at 6.5% APY instead of 6% APY. Any future changes to the interest rates set forth herein and in the Offering Circular will be employed through the filing of a post qualification amendment or supplement, as appropriate, to the Offering Circular.

The revised form of Bond is attached hereto as Exhibit 1.

Concurrently herewith the Company has filed Supplement No. 1 to the Offering Circular disclosing the foregoing and including a copy of this Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 29, 2025	WORTHY PROPERTY BONDS 2, INC.

	Signed:	/s/ Alan Jacobs
	Name:	Alan Jacobs
	Title:	Chief Financial Officer

Exhibit 1

FORM OF WORTHY PROPERTY 2 BOND

$[●]	Dated: [̜●]

FOR VALUE RECEIVED, the undersigned, Worthy Property Bonds 2, Inc., a Florida corporation, (the “Maker”), PROMISES TO PAY to the order of [●] (together with its successors and assigns, the “Payee”) the principal sum of [●] ($[●]), together with interest at the rate specified below. This Worthy Property 2 Bond (the “Bond”) is being issued pursuant to the terms of the Worthy Property 2 Bond Investor Agreement of even date herewith by and between the Maker and the Payee (the “Worthy Property 2 Bond Investor Agreement”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Worthy Property 2 Bond Investor Agreement.

1. Principal and Term. The Outstanding Principal Balance (as defined herein) shall be due and payable either upon the demand of the Payee or redemption by Maker as set forth in Section 2(c) hereof. The term “Outstanding Principal Balance” means, as of any date of determination, the principal amount of this Bond that remains unpaid.

2. Interest.

(a) Calculation; Payment of Interest. Compound interest shall accrue on the Outstanding Principal Balance at the fixed interest rate of 7% APY from the date that the purchase funds have cleared, until January 1, 2026, at which time it shall be reduced to 6.5% APY. Interest shall be computed on the basis of a year consisting of 360 days, with interest credited daily to Payee’s Account consisting of the same daily amount regardless of the actual number of days in such month. Such calculations shall be made in the Maker’s sole discretion. Upon credit of the interest to Payee’s Account, the interest shall be deemed paid in full.

(b) Payment of Outstanding Principal Balance. Payments of the Outstanding Principal Balance will be credited by Maker to Payee’s Account on or prior to the repayment of the Bond at the demand of the Payee or the redemption of the Bond by the Maker. Upon credit of the Outstanding Principal Balance to the Payee’s Account, the Outstanding Principal Balance shall be deemed paid in full.

(c) Redemption by Maker; Repayment at Payee’s Demand.

(i) Redemption by Maker. The Bond shall be redeemable at any time by the Maker upon five (5) days’ notice to Payee at par value plus any accrued but unpaid interest up to but not including the date of redemption (the “Redemption Date”). Interest shall cease accruing on the Bond on the Redemption Date. The Outstanding Principal Balance together with interest through the Redemption Date shall be credited to the Payee’s Account within five (5) Business Days following the Redemption Date, upon which all amounts due under this Bond shall be deemed paid in full. “Business Day” shall mean any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of Florida are authorized or required by law or other governmental action to close.

(ii) Repayment at Payee’s Demand. The Payee shall have the right to cause the Maker to repay the Bond at any time upon five (5) days’ notice to Maker at the repayment amount of the Outstanding Principal Balance plus any accrued but unpaid interest up to but not including the date of repurchase (the “Repayment Date”), subject to the limitations set forth under Section 5(c) of the Worthy Property 2 Bond Investor Agreement. Interest shall cease accruing on the Bond on the Repayment Date. The Outstanding Principal Balance together with interest through the Repayment Date shall be credited to the Payee’s Account within five (5) business days following the Repayment Date, upon which all amounts due under this Bond shall be deemed paid in full. The Payee’s right to demand repayment of the Bond is limited pursuant to the terms of the Worthy Property 2 Bond Investor Agreement.

3. Unsecured. This Bond is not secured by any mortgage, lien, pledge, charge, financing statement, security interests, hypothecation, or other security device of Maker of any type, and is a general obligation of the Maker.

4. Events of Default. If any one of the following events shall occur and be continuing (each, an “Event of Default”): (i) the Maker shall fail to pay as and when due in accordance with the terms hereof any Outstanding Principal Balance or accrued but unpaid interest on this Bond, and such failure shall continue for five (5) business days after the Maker has received notice thereof from the Payee; or (ii) the Maker shall file a petition for relief or commence a proceeding under any bankruptcy, insolvency, reorganization or similar law (or its governing board shall authorize any such filing or the commencement of any such proceeding), have any liquidator, administrator, trustee or custodian appointed with respect to it or any substantial portion of its business or assets, make a general assignment for the benefit of creditors or generally admit its inability to pay its debts as they come due; then in any such event the Payee may, by notice to the Maker, declare the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon to be immediately due and payable, whereupon this Bond and all such accrued interest shall become and be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker. Notwithstanding the foregoing, if any event described in clause (ii) above shall occur, the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon shall automatically become due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker.

5. Binding Effect; Assignment. This Bond shall be binding upon the Maker and its successors and inure to the benefit of the Payee and its successors and assigns. The obligations of the Maker under this Bond may not be delegated to or assumed by any other party, and any such purported delegation or assumption shall be null and void.

6. Payee’s Covenants and Acknowledgements. The Payee understands and acknowledges the following:

(a) The Bonds have not been registered under the Securities Act, or under the securities act of any other jurisdiction, nor is any such registration contemplated. The Bonds will be offered and sold under the exemption provided by Section 3(b)(2) of the Securities Act and Regulation A promulgated thereunder pursuant to an offering statement on Form 1-A including the offering circular which forms a part thereof and the supplements and post-qualification amendments thereto (collectively, the “Offering Circular”) filed with the U.S. Securities and Exchange Commission (“SEC”) available at: www.sec.gov and other exemptions of similar import in the laws of the states and other jurisdictions where the offering will be made. The Payee has received and has had the opportunity to review the Offering Circular provided to the Payee. Neither the SEC nor any state securities commission has passed upon the merits of or given its approval of any securities offered or the terms of the offering nor passed upon the accuracy or completeness of any Offering Circular or other selling literature. Any representation to the contrary is a criminal offense. The Bonds are being offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered thereunder are exempt from registration.

(b) INVESTMENT IN THE BONDS IS HIGHLY RISKY AND THE PAYEE MAY LOSE ALL THE PAYEE’S INVESTMENT. THESE ARE SPECULATIVE SECURITIES. THE PAYEE SHOULD PURCHASE THESE SECURITIES ONLY IF THE PAYEE CAN AFFORD A COMPLETE LOSS OF THEIR INVESTMENT. BEFORE PURCHASING A BOND, THE PAYEE SHOULD REVIEW THE RISK DISCLOSURES AND OTHER TERMS OF THE SECURITIES OFFERING AVAILABLE IN THE MAKER’S FORM 1-A OFFERING STATEMENT ON THE SEC’S EDGAR FILINGS DATABASE AT HTTP://WWW.SEC.GOV.

(c) THE BONDS DO NOT REPRESENT AN OWNERSHIP INTEREST IN ANY SPECIFIC MAKER LOANS, THEIR PROCEEDS, OR THEIR ASSETS. THE PAYEE UNDERSTANDS THAT THE BONDS ARE UNSECURED GENERAL OBLIGATIONS OF MAKER ONLY AND NOT ANY OF MAKER’S BORROWERS.

(d) THE PAYEE HAS NO RIGHT, AND SHALL NOT, MAKE ANY ATTEMPT, DIRECTLY OR THROUGH ANY THIRD-PARTY, TO COLLECT FROM BORROWERS. ALL AGREEMENTS AND OBLIGATIONS RELATING TO THE PAYEE’S BONDS ARE BETWEEN THE PAYEE AND MAKER AND NOT WITH MAKER’S THIRD-PARTY BORROWERS.

(e) THE PAYEE UNDERSTANDS THAT AS MAKER HAS A LIMITED OPERATING HISTORY, AND IS IN THE EARLY STAGES OF DEVELOPMENT, MAKER FACES INCREASED RISKS, UNCERTAINTIES, EXPENSES, AND DIFFICULTIES, WHICH COULD IMPACT THE PAYEE’S INVESTMENT.

(f) PLEASE SEE THE OFFERING CIRCULAR AND THE MAKER’S OTHER FILINGS WITH THE SEC WHICH ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV FOR CERTAIN RISK DISCLOSURES REGARDING THE PAYEE’S INVESTMENT IN THE BONDS.

(g) THE BONDS WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE, NOR DOES THE MAKER HAVE PLANS TO ESTABLISH ANY KIND OF TRADING PLATFORM TO ASSIST INVESTORS WHO WISH TO SELL THEIR BONDS. THERE IS NO PUBLIC MARKET FOR THE BONDS, AND NONE IS EXPECTED TO DEVELOP. THE BONDS MAY BE SUBJECT TO TRANSFER RESTRICTIONS.

(h) THE BONDS WILL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FLORIDA.

(i) THE BONDS ARE TRANSFERRABLE FREE OF CHARGE.

(j) THE MAKER WILL ISSUE THE BONDS ONLY IN ELECTRONIC FORM. INVESTORS WILL BE REQUIRED TO HOLD THEIR BONDS THROUGH THE MAKER’S ELECTRONIC BOND REGISTER.

(k) EACH BOND WILL BE REPAYABLE UPON THE PAYEE’S DEMAND OR REDEEMABLE BY THE MAKER.

(l) THE MAKER HAS INCURRED NET LOSSES IN THE PAST AND EXPECTS TO INCUR NET LOSSES IN THE FUTURE.

(m) IF THE SECURITY OF THE MAKER’S CONFIDENTIAL INFORMATION STORAGE SYSTEMS IS BREACHED OR OTHERWISE SUBJECTED TO UNAUTHORIZED ACCESS, THE PAYEE’S SECURE INFORMATION MAY BE STOLEN.

(n) THE BONDS WILL NOT RESTRICT OUR ABILITY TO INCUR ADDITIONAL INDEBTEDNESS, INCLUDING INDEBTEDNESS SECURED BY OUR ASSETS.

The Payee and the Maker agree that the Bonds are intended to be indebtedness of the Maker for U.S. federal income tax purposes. The Payee agrees that the Payee will not take any position inconsistent with such treatment of the Bonds for tax, accounting, or other purposes, unless required by law. The Payee further acknowledges that the Bonds will be subject to the original issue discount rules of the Internal Revenue Code of 1986, as amended. The Payee acknowledges that the Payee is prepared to bear the risk of loss of the Payee’s entire purchase price for any Bonds the Payee purchases.

7. Notice of Dispute Resolution By Binding Arbitration and Class Action/Class Arbitration Waiver.

(a) IMPORTANT: PLEASE READ CAREFULLY. THE FOLLOWING PROVISION (“ARBITRATION PROVISION”) CONSTITUTES A BINDING AGREEMENT THAT LIMITS CERTAIN RIGHTS, INCLUDING THE PAYEE’S RIGHT TO OBTAIN RELIEF OR DAMAGES THROUGH COURT ACTION OR AS A MEMBER OF A CLASS. THAT MEANS THAT, IN THE EVENT THAT THE PAYEE HAS A COMPLAINT AGAINST THE MAKER THAT THE MAKER IS UNABLE TO RESOLVE TO THE PAYEE’S SATISFACTION, THE PAYEE AND THE MAKER AGREE TO RESOLVE THE DISPUTE THROUGH BINDING ARBITRATION OR SMALL CLAIMS COURT, INSTEAD OF THROUGH COURTS OF GENERAL JURISDICTION OR THROUGH A CLASS ACTION. BY ENTERING INTO THIS BOND, THE PAYEE AND THE MAKER ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY AND TO PARTICIPATE IN ANY CLASS ACTION, EXCEPT IN CASES THAT INVOLVE PERSONAL INJURY. THE ARBITRATION PROVISION AND THE WAIVER OF THE RIGHT TO A JURY TRIAL AND CLASS ACTION IS NOT INTENDED TO BE DEEMED A WAIVER BY THE PAYEE OF THE MAKER’S COMPLIANCE WITH THE SECURITES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”), AND SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE ARBITRATION, CLASS ACTION WAIVER AND JURY WAIVER PROVISIONS DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

(b) “Claim” shall mean any dispute or controversy arising out of or relating to this Bond, the Payee’s use of the Worthy Site, and/or the transactions, activities, or relationships that involve, lead to, or result from any of the foregoing, (except for cases pending in Small Claims Court as provided in Section 7(h) below, or claims for personal injury). Claims include, but are not limited to breach of contract, fraud, misrepresentation, express or implied warranty, and equitable, injunctive, or declaratory relief, as well as claims relating to loan servicing, credit/collections, and securities matters, regardless of the originating source (common law, statute, constitution, regulation, etc.). Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise and include those brought by or against the Payee’s assigns, heirs, or beneficiaries.

(c) Either party to this Bond has the right to require binding arbitration as the sole and exclusive forum and remedy for resolution of a claim between the Payee and the Maker. The party initiating arbitration shall do so with the American Arbitration Association (the “AAA”). The procedure shall be governed by the AAA Commercial Rules, and the parties stipulate that the laws of the State of Florida applies, without regard to conflict-of-law principles. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to controlling law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply. Arbitration shall take place in Palm Beach County, Florida, within the U.S. Southern District of Florida, or in such location as agreed upon by the parties.

(d) Absent agreement among the parties, the presiding arbitrator shall determine how to allocate the fees and costs of arbitration among the parties according to the administrator’s rules or in accordance with controlling law if contrary to those rules. Each party shall bear the expense of that party’s attorneys, experts, and witnesses, regardless of which party prevails in the arbitration, unless controlling law provides a right for the prevailing party to recover fees and costs from the other party. Notwithstanding the foregoing, if the arbitrator determines that the Payee’s claim is frivolous or brought for an improper purpose (as measured by the standards set forth in Federal Rule of Civil Procedure 11(b)), the Maker shall not be required to pay any fees or costs of the arbitration proceeding, and any previously paid fees or costs shall be reimbursed by the Payee.

(e) If the amount in controversy exceeds $50,000, any party may appeal the arbitrator’s award to a three-arbitrator panel within thirty (30) days of the final award. Additionally, in the event of such an appeal, any opposing party may cross-appeal within thirty (30) days after notice of the appeal. The three-arbitrator panel may consider all of the evidence and issue a new award, and the panel does not have to adopt or give any weight to the first arbitrator’s findings of fact or conclusion. This is called “de novo” review. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator’s rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the “FAA”), and may be entered as a judgment in any court of competent jurisdiction.

(f) The parties agree that this Arbitration Provision is made pursuant to a transaction between the Payee and the Maker that involves and affects interstate commerce and therefore shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by the law of the State of Florida, subject to the limitations set forth in this Bond and the Worthy Property 2 Bond Investor Agreement. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The parties also agree that the proceedings shall be confidential to protect intellectual property rights.

(g) IF THE PAYEE DOES NOT AGREE TO THE TERMS OF THIS ARBITRATION AGREEMENT, THE PAYEE MAY OPT OUT OF THIS ARBITRATION PROVISION BY SENDING AN ARBITRATION OPT-OUT NOTICE TO WORTHY PROPERTY BONDS 2, INC., 551 NW 77 STREET, SUITE 212, BOCA RATON, FLORIDA 33487, THAT IS RECEIVED AT THIS ADDRESS WITHIN THIRTY (30) DAYS OF THE PAYEE’S FIRST ELECTRONIC ACCEPTANCE OF THIS FORM. THE PAYEE OPT-OUT NOTICE MUST CLEARLY STATE THAT THE PAYEE IS REJECTING ARBITRATION; IDENTIFY THE BOND TO WHICH IT APPLIES BY DATE; PROVIDE THE PAYEE’S NAME, ADDRESS, AND SOCIAL SECURITY NUMBER; AND BE SIGNED BY THE PAYEE. THE PAYEE MAY CONVEY THE OPT-OUT NOTICE BY U.S. MAIL OR ANY PRIVATE MAIL CARRIER (E.G. FEDERAL EXPRESS, UNITED PARCEL SERVICE, DHL EXPRESS, ETC.), SO LONG AS IT IS RECEIVED AT THE ABOVE MAILING ADDRESS WITHIN THIRTY (30) DAYS OF THE PAYEE’S FIRST ELECTRONIC ACCEPTANCE OF THE TERMS OF THIS BOND. IF THE NOTICE IS SENT BY A THIRD PARTY, SUCH THIRD PARTY MUST INCLUDE EVIDENCE OF HIS OR HER LEGAL AUTHORITY TO SUBMIT THE OPT-OUT NOTICE ON THE PAYEE’S BEHALF. IF THE PAYEE’S OPT-OUT NOTICE IS NOT RECEIVED WITHIN THIRTY (30) DAYS, THE PAYEE WILL BE DEEMED TO HAVE ACCEPTED ALL TERMS OF THIS ARBITRATION AGREEMENT.

(h) The Maker agrees not to invoke its right to arbitrate an individual Claim the Payee may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. Unless consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration.

(i) This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Bond or the Worthy Property 2 Bond Investor Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any Bond which the Payee owns, or any amounts owed on such Bonds, to any other person or entity. If any portion of this Arbitration Provision other than the prohibitions on class arbitration in Sections 7(a) and 7(h) is deemed invalid or unenforceable under any law or statute consistent with the FAA, it shall not invalidate the other provisions of this Arbitration Provision or this Bond; if the prohibition on class arbitration is deemed invalid, however, then this entire Arbitration Provision shall be null and void.

(j) THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS BOND, OR ANY OTHER AGREEMENTS RELATED THERETO.

8. Miscellaneous.

(a) Both the Outstanding Principal Balance and interest are payable in lawful money of the United States of America. If any payment due hereunder falls on a Saturday, a Sunday or any other day on which commercial banks in New York City are authorized or required to close under applicable law, such payment shall be payable on the next succeeding business day, with interest accruing thereon until the date of payment thereof.

(b) If Maker shall fail to pay any amount payable hereunder on the due date therefor, Maker shall pay all costs of collection, including, but not limited to, attorney’s fees and expenses, incurred by Payee on account of such collection.

(c) The Maker waives presentment, demand, protest and notice of any kind (including notice of presentment, demand, protest, dishonor and nonpayment). The Maker shall pay the Payee all sums which are payable pursuant to the terms of this Bond without setoff, recoupment or deduction of any kind or for any reason whatsoever.

(d) No delay on the part of the Payee in exercising any option, power or right hereunder, shall constitute a waiver thereof, nor shall the Payee be estopped from enforcing the same or any other provision at any later time or in any other instance. No waiver of any of the terms or provisions of this Bond shall be effective unless in writing, duly signed by the party to be charged. This Bond shall not be modified except by a writing signed by both the Maker and the Payee.

(e) This Bond shall be governed by and construed in accordance with the internal laws of the State of Florida, without giving effect to principles of conflict of laws.

IN WITNESS WHEREOF, the Maker has caused this Bond to be duly executed as of the date first above written.

Worthy Property Bonds 2, Inc.

By:
Name:
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